UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327) and on March 25, 2025 (File No. 333-286082), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

On August 8, 2025, the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) issued an extension letter granting RedHill Biopharma Ltd. (the “Company”) additional time until October 13, 2025 to regain compliance with Nasdaq Listing Rule 5550(b), which requires listed companies to maintain a minimum stockholders’ equity of $2,500,000 for continued listing (the “Rule”).

As previously reported, on April 15, 2025 the Company received a written notification of a deficiency letter from Nasdaq notifying the Company that it no longer complies with the Rule. The Company submitted a plan to Nasdaq to regain compliance, and Nasdaq responded with the extension letter referred to above.

In the event the Company does not regain compliance by October 13, 2025, the Company may appeal Staff’s determination to a Hearings Panel, which if accepted will provide the Company additional time to regain compliance.

Special Note Concerning Forward Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and similar expressions are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when discussing its plans to achieve compliance with Nasdaq’s stockholders’ equity requirement. Because such statements deal with future events and are based on RedHill’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of RedHill could differ materially from those described in or implied by the statements in this Form 6-K.

The forward-looking statements contained or implied in this Form 6-K are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the financing arrangements described above, as well as those discussed in RedHill’s Annual Report on Form 20-F for the year ended December 31, 2024, and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, RedHill undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: August 14, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer